# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG RE Finance Trust, Inc., CIK 0001630472
CUSIP: 87266M107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 888 Seventh Avenue, 35th Floor, New York, New York (NY), 10106
Date of event which requires filing of this statement: 04/17/2026
Filed by CIK 0001599793
Persons authorized to receive notices and communications: Steve Pei, Gratia Capital, LLC, 11835 West Olympic Blvd., Suite 385, Los Angeles, California (CA), 90064, 310-733-2500

## Reporting persons
- Gratia Capital, LLC (CIK 0001599793): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,785,149; sole dispositive power 0; shared dispositive power 2,785,149; aggregate amount beneficially owned 2,785,149 (3.6% of the class)
- Steve Pei: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 116,428; shared voting power 2,785,149; sole dispositive power 116,428; shared dispositive power 2,785,149; aggregate amount beneficially owned 2,901,577 (3.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TPG RE Finance Trust, Inc.
Address of issuer's principal executive offices: 888 Seventh Avenue, 35th Floor, New York, New York (NY), 10106
Comment: This Amendment No. 1 to Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 to Schedule 13D is being filed by Gratia Capital, LLC, a Delaware limited liability company ("Gratia") and Steve Pei, a United States citizen ("Pei") (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 11835 West Olympic Blvd., Suite 385, Los Angeles, California 90064.
Present principal occupation or employment: Pei is the managing member of Gratia. The principal business of Gratia is serving as an investment adviser to its clients.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Citizenship: This Amendment No. 1 to Schedule 13D is being filed by Gratia Capital, LLC, a Delaware limited liability company ("Gratia") and Steve Pei, a United States citizen ("Pei") (each a "Reporting Person" and collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares came from the working capital of private funds and separately managed accounts advised by Gratia, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion and the personal funds of Pei and other affiliates of Gratia. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their Shares for investment purposes.

The Reporting Persons believe that the Issuer's share price does not accurately reflect the Issuer's short and long-term prospects. Consequently, the Reporting Persons look forward to positive and supportive discussions with the Issuer's management on a number of topics including dividend increases, broader strategic initiatives, and positioning of the Issuer within the mortgage REIT universe.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, Board, other significant shareholders and others regarding alternatives that the Issuer could employ to create significant additional shareholder value over time.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof: (i) Pei may be deemed to be the beneficial owner of 2,901,577 Shares, constituting 3.7% of the Shares* and (ii) Gratia may be deemed to be the beneficial owner of 2,785,149 Shares, constituting 3.6% of the Shares*
Number of shares as to which each person has sole or shared power to vote or dispose:
Pei:
Pei has the sole power to vote or direct the vote of 116,428 Shares; has the shared power to vote or direct the vote of 2,785,149 Shares; has the sole power to dispose or direct the disposition of 116,428 Shares; and has the shared power to dispose or direct the disposition of 2,785,149 Shares.

Gratia:
Gratia has the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 2,785,149 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 2,785,149 Shares.
Transactions in the class effected during the past sixty days: Excluding the transactions disclosed on Exhibit B, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise disclosed herein, all of the securities reported in this Amendment No. 1 to Schedule 13D are directly owned by advisory clients of Gratia. None of those advisory clients may be deemed to beneficially own more than 5% of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
4/17/2026

*The outstanding Shares figure reflects 78,354,052 shares issued and outstanding, as reported on the Issuer's 10-K filed on February 17, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares

## Signatures
- Gratia Capital, LLC: By: /s/ Steve Pei*, Steve Pei, Managing Member (04/21/2026)
- Steve Pei: By: /s/ Steve Pei*, Steve Pei (04/21/2026)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).